Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-206444 of our report dated April 18, 2016 (May 2, 2016 as to Note 16, and as to the effects of the common stock split discussed in Note 17), relating to the financial statements and financial statement schedule of SiteOne Landscape Supply, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph that describes that the Predecessor Company financial statements have been prepared from the separate records maintained by the Company and Deere & Company, as discussed in Note 1 to the financial statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Detroit, Michigan

May 2, 2016